Filed by MidSouth Bancorp, Inc. (SEC File No.: 001-11826)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hancock Whitney Corporation

SEC File No.: 001-36872

Date: April 30, 2019

Hancock Whitney Corporation Merger with MidSouth Bancorp, Inc.

Frequently Asked Questions for MidSouth Bank Customers

Why is MidSouth Bancorp, Inc. entering into a merger with Hancock Whitney Corporation?

Our merger with Hancock Whitney allows our clients, employees and shareholders to realize benefits of scale it would have taken years for us to accomplish independently. We have much in common, including a shared culture of client focus and relationship banking. With this merger, we will be able to bring our customers a more robust suite of products, a larger branch network, more ATMs, greater lending limits, and better technology.

If the two banks were combined today, they would have total assets of $30.2 billion, loans of $21 billion, and deposits of $24.8 billion, using the latest reported numbers.

Who is Hancock Whitney? How big are they? Where are they based?

Hancock Whitney is a $28.2 billion financial organization headquartered in Gulfport, Mississippi. They have locations throughout Mississippi, Alabama, Florida, Louisiana, and Texas offering comprehensive financial products and services, including traditional and online banking; commercial and small business banking; private banking; trust and investment services; healthcare banking; certain insurance services, and mortgage services.

When will all this happen?

Now that the deal is announced, the two companies are beginning the process of obtaining regulatory and shareholder approval. It is expected that legal closing for the merger will occur later in 2019. For our clients it will be business as usual until our systems conversion, which is projected later this year.

Will the name change for MidSouth Bancorp, Inc.?

Yes, the bank’s name will change. The combined bank will be named Hancock Whitney. Later this year, MidSouth branch locations will convert to the Hancock Whitney name.

How will clients benefit from this merger?

We are excited about our merger with Hancock Whitney which will bring enhanced lending capabilities and additional locations throughout our regions, and a more robust suite of products and better technology for our customers.

Our business clients will be pleased to know the combined bank will have a much larger lending capacity.

Will this change impact my account, or the way I access my account?

There are no changes at this time. Until the conversion, which is expected to occur later in 2019, takes place, MidSouth Bank will continue to operate under the MidSouth name and use our current systems. MidSouth clients will continue to use their same checks, debit card, online banking access, etc.

We will communicate any changes well in advance.

Will the terms of my loan change?

No, there will be no changes to your current loans.

I’ve been a MidSouth Bank customer for some time and I appreciate the bank’s attention to and expertise in my industry. Will that change with the merger?

No. The industry expertise among our team is one of the most important reasons Hancock Whitney wanted MidSouth as part of their future. You can expect the same attention going forward, but with the benefits of added scale which include a higher lending limit and a greater selection of product offerings – that will allow the combined company to even better serve you and others in your industry.

Will I be able to use a Hancock Whitney branch location?

Not yet. Until the conversion and integration is complete, the branches operating under the Hancock Whitney name will use different systems than MidSouth branches. You should continue to use MidSouth as your bank until conversion which is expected to occur later in 2019. We will communicate details to you well in advance of this change.

Will MidSouth close branches? Will Hancock Whitney?

Any closures will be communicated as soon as the determination is made, well before the anticipated closure date. Upon consolidation of any branches, we will work to transition impacted employees to other branch locations as able to do so, so our clients will continue to see many familiar faces.

Important Cautionary Statement about Forward-Looking Statements

This communication contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements that we may make include statements regarding our expectations regarding the business combination, our performance and financial condition, the integration of MidSouth with Hancock Whitney, deposit trends, credit quality trends, changes in interest rates, net interest margin trends, future expense levels, future profitability, improvements in expense to revenue (efficiency) ratio, purchase accounting impacts, accretion levels and expected returns. Also, any statement that does not describe historical or current facts is a forward-looking statement. These statements often include the words “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “forecast,” “goals,” “targets,” “initiatives,” “focus,” “potentially,” “probably,” “projects,” “outlook", or similar expressions or future conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are based upon the current beliefs and expectations of management and on information currently available to management. Our statements speak as of the date hereof, and we do not assume any obligation to update these statements or to update the reasons why actual results could differ from those contained in such statements in light of new information or future events. Forward-looking statements are subject to significant risks and uncertainties, including among others: the possibility that expected benefits of the proposed transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; the proposed transaction may not be timely completed, if at all; that prior to the completion of the proposed transaction or thereafter, Hancock Whitney’s and MidSouth’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the proposed transaction; that required regulatory, shareholder or other approvals for the merger or related transactions are not obtained or the conditions to the parties’ obligations to complete the merger are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees or other constituents to the proposed transaction; and diversion of management time on merger-related matters. These risks, as well as other risks relating to the parties and the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Registration Statement will be, considered representative, no such lists should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Any forward-looking statement made in this release is subject to the safe harbor protections set forth in the Private Securities Litigation Reform Act of 1995. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward looking statements. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in Part I, “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2018 and in other periodic reports that we file with the SEC.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction between Hancock Whitney and MidSouth. In connection with the proposed merger, Hancock Whitney will file with the SEC a Registration Statement on Form S-4 that will include the Proxy Statement of MidSouth and a Prospectus of Hancock Whitney, as well as other relevant documents regarding the proposed transaction. A definitive Proxy Statement/Prospectus will be sent to MidSouth shareholders. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. MidSouth shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus when it becomes available, along with any other documents filed by Hancock Whitney and MidSouth with the SEC, and any amendments or supplements to these documents, because they will contain important information regarding the merger and the parties to the merger. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Hancock Whitney and MidSouth, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Hancock Whitney at www.hancockwhitney.com under the heading “SEC Filings” or from MidSouth at www.midsouthbank.com under the heading “SEC Filings”. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Hancock Whitney Corporation, Hancock Whitney Plaza, 2510 14th Street, Gulfport, Mississippi 39501, Attention: Investor Relations, by calling 504.299.5208, or by sending an e-mail to trisha.carlson@hancockwhitney.com, or by directing a request to MidSouth Bancorp, Inc., 102 Versailles Boulevard, Lafayette, Louisiana 70501, Attention: Investor Relations, by calling 337.593.3143, or by sending an e-mail to lorraine.miller@midsouthbank.com.

Participants in the Solicitation

Hancock Whitney, MidSouth, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Hancock Whitney’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 12, 2019. Information regarding MidSouth’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2018, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described above under “Important Additional Information and Where to Find It.”

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